Letterhead of City Telecom (H.K.) Limited

September 12, 2005

FILED VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.D. 20549

United States

Attn:	Mr. Larry Spirgel

Assistant Director

Dear Mr. Spirgel:

Re:	City Telecom (H.K.) Limited (“CTIHK” or “the company”)

Form 20-F for the fiscal year ended August 31, 2004

File No. 000-30354

We refer to your fax dated August 30, 2005 with comments on our Form 20-F for the fiscal year ended August 31, 2004.

In respect of your comments on the financial statements and related disclosures, please see our responses below:

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, Page 71

1.	Staff Comment: “Please tell us why you believe the mobile interconnection charges for the use of your Metro Ethernet network are recoverable under US GAAP.”

CTIHK’s Response:

We consider the mobile interconnection charges (“MIC”) for the use of the Metro Ethernet network to be recoverable under US GAAP because they satisfy the following criteria under Staff Accounting Bulletin 104 (“SAB 104”):

a.	Persuasive evidence of an arrangement exists

i.	In order to enable the customers of mobile operators to make calls to and receive calls from customers of fixed telecommunications network service (“FTNS”) operators, mobile operators must have their network interconnected with FTNS operators and pay for the interconnection conveyances services (“Interconnection Service”) rendered.

ii.	FTNS operators are required, under their license conditions, to provide Interconnection Service to other FTNS or mobile operators so as to safeguard the interest of consumers in attaining “any-to-any connectivity”.

iii.	According to the Statement of the Telecommunications Authority (“TA statement”) No. 5 (Revised) entitled “Exchange of Traffic between Interconnected Networks” dated March 18, 2002 issued by the Telecommunications Authority (“TA”, which is the statutory body responsible for regulating the telecommunications industry in Hong Kong), FTNS operators must promptly effect interconnection without undue delay as soon as it is technically feasible to do so despite the absence of commercial agreement. FTNS operators and mobile operators are required to keep a record of the amount of traffic flowing in each direction between their respective networks and mobile operators are required to make a retrospective payment in accordance with the charging methodology to FTNS operators once finally resolved.

iv.	Hong Kong Broadband Network Limited (“HKBN”) is a wholly owned subsidiary of the company and a FTNS operator, and with whom all licensed mobile operators in Hong Kong have been interconnecting for passing traffic over their respective networks since April 2002.

v.	In May 2004, the TA confirmed to HKBN, among other things, that:

(a)	In accordance with the TA statement No. 7 (Second Revision), which clarifies the “Carrier-to-Carrier Charging Principles” issued on March 18, 2002 (“TA statement No. 7”), where a carrier, such as a mobile operator, receives revenue for providing a specific service (such as mobile service), or for providing a direct connection to a specific service, it is the carrier’s responsibility to pay the interconnecting carriers (such as FTNS operators) who have provided Interconnection Service to enable delivery of the service to customers; and

(b)	the Full Distributed Cost model (“FDC”) is the existing cost model adopted by TA for the calculation of the MIC between FTNS operators and mobile operators, as prescribed under TA Statement entitled “Review of Methodologies for Calculation of Interconnection Charges for Value-Added Services and Public Mobile Radiotelephone Services and Local Access Charges” dated October 25, 2000.

In view of the above, we conclude that an arrangement between HKBN and the mobile operators for Interconnection Service has been well established under the existing regulatory regime and HKBN is entitled to receive the MIC from the mobile operators whose networks are interconnected with HKBN’s network for the Interconnection Service.

b.	Delivery has occurred or services have been rendered

i.	As mentioned, to enable the customers of mobile operators to make calls to and receive calls from customers of FTNS operators, mobile operators must have their network interconnected with FTNS operators – i.e., mobile operators must utilize HKBN’s network for terminating or originating mobile traffic. Accordingly, the Interconnection Service is rendered to and accepted by the mobile operators when the traffic (the phone call) flows through the network.

c.	The price to the buyer is determinable

i.	The prevailing MIC market rate of HK 4.36 cents between PCCW-HKT Telephone Limited (“PCCW”, the incumbent FTNS operator in Hong Kong) and mobile operators (“PCCW Rate”) has been approved by the TA and serves as the benchmark billing rate of the industry. It is determined in accordance with the charging principles under the relevant TA statements, including TA statement No. 7.

HKBN has adopted the PCCW Rate, which is the prevailing market rate of the industry, in recording and charging to the mobile operators the MIC despite the fact that the deemed charging rate calculated by HKBN in accordance with the charging principles under the relevant TA statements (which reflects the costs of HKBN attributable to Interconnection Service, as described in Point a.v. above) is higher than the PCCW Rate. The company believes that the PCCW Rate is the best estimate of the MIC to which HKBN is entitled based on the prevailing market rate. The amount is considered to be reliable and reasonable.

ii.	Nevertheless, some of the mobile operators do not agree to pay at the PCCW Rate to HKBN. Since there is a mechanism under section 36A of the Telecommunication Ordinance (“Ordinance”) for the TA to determine the relevant terms and conditions of Interconnection Service, including the level of charges upon the request of a party of interconnection, or in the public interest, HKBN made an application to the TA and in August 2004, the TA agreed to make a determination of the level of MIC payable to HKBN by one of the mobile operators. The determination will confirm the applicable MIC based on the relevant and reasonable costs incurred by HKBN attributable to the provision of the Interconnection Service. The determination is in progress as at the date of this submission.

Based on the well established charging principles under the relevant TA statements, the company considers that the level of MIC is determinable.

d.	Collectibility is reasonably assured

i.	As mentioned above, the TA has confirmed to HKBN that in accordance with the existing charging principles under the relevant TA statements, it is the mobile carriers’ responsibility to pay the interconnecting FTNS carriers who have provided conveyance services to enable delivery of the service to customers. Hence, on this basis, mobile operators are obliged to pay the MIC to HKBN for the Interconnection Services.

ii.	Under the current regulatory regime, it is recognized that retrospective payment of the MIC shall be made by the mobile operators to the FTNS operators who rendered the Interconnection Service and that payment shall be made once the level of the MIC is agreed by the parties or determined by the TA.

iii.	The mobile operators which have interconnection to the network of HKBN are all well-known and established operators in Hong Kong and in the telecommunication industry. We believe there will not be any issues regarding their ability to pay the MIC to HKBN.

In view of the above, we conclude that the collectability of the MIC from mobile operators in providing Interconnection Service is reasonably assured under the existing regulatory regime.

Item 15. Controls and Procedures, Page 109

2.	Staff’s Comment: “We note your disclosure that “[t]here have been no significant changes in our internal controls or in other factors that could significantly affect these controls.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

CTIHK’s Response

We confirm that there was no change in our internal control over financial reporting that occurred during the fiscal year ended August 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We undertake to provide the disclosure required by Part 1, Item 15(d) of Form 20-F in our future filings. We respectfully submit that Item 308(c) of Regulation S-K is not applicable to our company as a foreign private issuer.

Item 18. Financial Statements

2 Principle accounting policies

(f) Deferred Expenditures, Page F-12

3.	Staff Comment: “Please reconcile for us the differences between the statement “costs incurred to obtain long term service agreements with customers are deferred and amortized on a straight line basis over the period of the underlying service subscription agreements executed with the customers” and the statement “Deferred expenditure represents costs incurred in acquiring subscribers of the fixed line phone services, which is treated as customer acquisition costs and are amortized over the expected subscription period of the services” from note 13 on page F-22. In addition tell us the types of expenses that are deferred, the basis for the deferral, and how you determined the costs are recoverable under US GAAP.

CTIHK’s Response

We respectfully submit that the meaning of the two statements highlighted by the Staff is the same.

a.	Deferred expenditure represents costs incurred to obtain long term service agreements with customers / subscribers, which are deferred and amortized on a straight line basis over the period of the service subscription agreement.

b.	The nature of the deferred expenditure is the customer acquisition costs incurred for generating probable future economic benefits that are considered to be a direct inducement to subscribers. During the year ended August 31, 2004, all the expenditure represented costs of electrical appliances awarded to new customers as an incentive for entering into a committed service plan with the company, which were direct incremental costs incurred in order to acquire the customers. Such costs have been capitalized to the extent of the revenue to be received pursuant to the subscription agreement period as permitted under SAB 104.

c.	The deferred expenditure is amortized over the binding service subscription agreement period on a straight line basis. As permitted under SAB 104, any incremental costs that are capitalized are amortized over the expected term of the customer relationship. For the purposes of amortizing the deferred expenditure in connection with the acquisition of customers, we consider that the stated service subscription agreement periods approximated their expected subscription periods and therefore the “expected subscription period of the services” in the statement from note 13 on page F-22 represented the binding service subscription agreement period. In response to the Staff’s comment, we will revise the description of this statement by replacing the “expected subscription period of the services” with the “period of the underlying service subscription agreement” to improve its clarity in the Form 20-F for the fiscal year ended August 31, 2005.

d.	The deferred expenditure is considered to be recoverable under US GAAP based on the following reasons:

i.	There is a binding service subscription agreement entered into for each individual subscriber that specifies the committed service subscription period and monthly service fee;

ii.	The deferred expenditure incurred can be measured reliably as the related customer acquisition costs is determinable before entering into the service subscription agreement with customers, and can be traced to each specific subscriber, and furthermore, to each service subscription agreement;

iii.	The probable future economic benefit from the deferred expenditure can be measured reliably, as for each service subscription agreement acquired:

1.	the future revenue can be measured reliably at the time of acquisition as it is a fixed fee arrangement charged on a monthly basis as prescribed in the service subscription agreement with advance payment required;

2.	the period in which the future economic benefits will flow to the company is determinable;

3.	the direct costs for providing the related service can be estimated based on historical results on gross profits analysis; and

4.	the costs incurred will be recoverable from the future economic benefits expected to receive from direct revenue, based on internal budgets that management has prepared for each of the relevant service plans.

iv.	Committed monthly revenue is received and service is provided over the binding agreement period, and the related deferred expenditure is amortized over the same binding agreement period – i.e., all are recognized on the same straight line basis.

v.	The customer is required to prepay a portion of the committed service fee over the entire contract period in advance (please refer to CTIHK’s response to Staff Comment 5 Point a. for details), which partially or fully covered the related deferred customer acquisition costs.

vi.	If the customers do not honor their respective binding service subscription agreement, according to a clause specified in the agreement, a penalty which represents, at the minimum, the service fee for the remaining agreement period, will be charged to them. CTIHK also maintains a billing and collection mechanism which enables the company to enforce this clause. This can ensure that the deferred expenditure for each service subscription agreement can be recovered from its probable future economic benefit.

In view of the above, the company concludes that the deferred expenditure is recoverable under US GAAP.

(m) Revenue recognition, page F-14

4.	Staff Comment: “We note that you amortize revenue received in advance for the provision of international telecommunications services using calling cards based upon estimated actual usage by customers. Tell us how you estimate usage. Tell us why you do not recognize revenues based upon actual usage.

CTIHK’s Response

For revenue received in advance for the provision of international telecommunications services using calling cards, the revenue received in advance represents the payment received from prepaid calling cards which is recognized in each accounting period as revenue based on the actual usage and the remaining unused value in calling cards that expired in each period. This is the accounting policy adopted by the company.

In response to the Staff’s comment, we will revise the description of the company’s accounting policy on revenue for provision of international telecommunications services using calling cards to improve its clarity in the Form 20-F for the fiscal year ended August 31, 2005, as below:

“Revenue received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services income, which is recognized based on the actual usage by customers and the remaining unused value in calling cards that expired in each period.”

5.	Staff Comment: “We note that you amortize revenue received in advance for provision of fixed telecommunications network services on a straight line basis over the agreed period of time in accordance with the terms of the subscriber agreement. Please tell us what the agreed period of time represents, why this period of recognition is appropriate, and why you do not amortize over the expected term of the customer relationship.

CTIHK’s Response

Revenue received in advance for the provision of fixed telecommunications network services is amortized on a straight-line basis over the agreed period of time in accordance with the terms of the subscriber agreement.

a.	“The agreed period of time” represents the period of subscription payments paid in advance (“advance payment period”). The service subscription agreement that we enter into with our customers for Broadband Internet Services and Pay-TV Services provided that one month’s advance subscription service fee is billed, and for Local Telephony Services, three months’ advance subscription service fee is billed, for each billing cycle according to the normal industry practice prevailing in Hong Kong. Moreover, for certain service plans, a longer period of advance subscription service fee, such as 18 months, is billed, while the service subscription agreement period is generally for 24 months to 36 months. Advance payments are recognized as revenue over the advance payment period when services are rendered.

b.	“The agreed period of time” or the advance payment period as described in a. above is considered to be appropriate for amortizing revenue received in advance as the period to which such advance payments relate corresponds to the particular period as prescribed in the underlying service subscription agreement.

c.	As indicated in our response to Staff Comment 3, the expected term of customer relationship approximates the binding service subscription agreement period and over this period, advance payment will be billed depending on the nature of services provided. We therefore amortize advance payment over the advance payment period, instead of over the expected term of the customer relationship.

In connection with the above responses to your comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, should you have any further comments regarding the above responses, please feel free to contact the undersigned at (852) 3145 6138 or by fax at (852) 2199 8669.

Sincerely,
For and on behalf of
City Telecom (H.K) Limited
/s/ Corinna Sio
Finance Director